                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*

                       Total-Tel USA Communications, Inc.
               -------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
               -------------------------------------------------
                         (Title of Class of Securities)

                                  89151T 10-6
               -------------------------------------------------
                                 (CUSIP Number)

                                 Walt Anderson
                    c/o Swidler Berlin Shereff Friedman, LLP
                                919 Third Avenue
                            New York, New York 10022
                    Attn: Richard A. Goldberg (212) 758-9500
               -------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 17, 1998
               -------------------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 12 TO SCHEDULE 13D


         This Amendment No. 12 to Schedule 13D filed by Revision LLC, a Delaware limited liability company ("Revision"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"), supplements and amends the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel, a British Virgin Islands corporation ("Gold & Appel"), and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on June 12, 1998 ("Amendment No. 7"), Amendment No. 8 thereto filed with the SEC on July 29, 1998 ("Amendment No. 8"), Amendment No. 9 thereto filed with the SEC on August 19, 1998 ("Amendment No. 9"), Amendment No. 10 thereto filed with the SEC on September 29, 1998 ("Amendment No. 10") and Amendment No. 11 thereto filed with the SEC on October 27, 1998 ("Amendment No. 11"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11. Unless otherwise noted, all data included in this Amendment No. 12 reflects a 2 for 1 stock split of the Common Shares which was effected on July 15, 1998.

ITEM 4. PURPOSE OF THE TRANSACTION.

         The response set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

         On November 17, 1998, Revision and Mr. Anderson (collectively, the "Committee") filed with the SEC preliminary proxy materials prepared in connection with the Annual Meeting of Shareholders of the Company to be held on December 10, 1998. At the Annual Meeting, six Directors of the Company are to be elected to hold office until their respective successors are duly elected and qualified. The purpose of the Proxy Statement is to solicit from Company shareholders their proxy in support of the election of four nominees to the Board of Directors of the Company (the "Board") named therein (the "Revision Nominees"). The Revision Nominees are Mr. Walt Anderson, Mr. Joseph Stern, Mr. Dennis Spina and Mr. Thomas Cirrito. The Revision Nominees beneficially own, in the aggregate, 2,362,433 Common Shares, representing approximately 30.6% of the outstanding Common Shares. The Revision Nominees have advised the Committee that they intend to vote such Common Shares (other than the 477,694 Common Shares which Revision is enjoined from voting as disclosed previously in the Schedule 13D filings) in favor of the election of the Revision Nominees.

         Reference is made to the sections entitled "Business Plan of the Revision Nominees" (pages 7 through 10), "Regulatory Matters" (page 11), "Nominees For Election of Directors" (pages 12 through 15), "Information about Participants" (pages 17 through 18) and Schedules I and II (pages 19 through
29) of the Preliminary Proxy Statement, dated November 16, 1998, of Revision, LLC and Walt Anderson (the "Preliminary Proxy Statement") relating to the Annual Meeting of Shareholders of Total-Tel USA Communications, Inc., a copy of which is attached hereto as an exhibit and which sections are incorporated herein by reference. Other than as described in such incorporated sections of the Preliminary Proxy Statement and in the Schedule 13D as previously amended, the Reporting Persons have no plans or proposals which relate or would result in any of the events described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 7. MATERIALS TO BE FILED AS EXHIBIT.

        Exhibit 7.1 Preliminary Proxy Statement of Revision, LLC and Walt Anderson, dated November 16, 1998, relating to the Annual Meeting of Shareholders of Total- Tel USA Communications, Inc.

                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 17, 1998

                                                REVISION LLC


                                                By: /s/ Walt Anderson
                                                    ----------------------
                                                    Walt Anderson, Manager